650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: (714) 540-1235 Fax: (714) 755-8290 www.lw.com

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File No. 033678-0006

Mr. Owen Pinkerton

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:	ECC Capital Corporation
Registration Statement on Form S-11 (File No. 333-118253) filed on August 13, 2004, as amended by Amendment No. 1 to Form S-11 filed on October 29, 2004, Amendment No. 2 to Form S-11 filed on December 17, 2004 and Amendment No. 3 to Form S-11 filed on January 20, 2005.

Dear Mr. Pinkerton:

We hereby respond on behalf of ECC Capital Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated January 27, 2005 (the “Comment Letter”), to the above referenced Amended Registration Statement (“Amendment No. 3”). The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 4 to the Registration Statement (“Amendment No.4”).

For your convenience, we are sending a copy of this letter, Amendment No. 4 and supplemental materials in the traditional, non-EDGAR format, including a version of Amendment No. 4 that is marked to show changes from Amendment No. 3.

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 4, as marked to show changes from Amendment No. 3, which pagination differs from that in Amendment No. 3 in some respects.

Securities and Exchange Commission

February 8, 2005

General

Directed Share Program Materials

1.	We have reviewed your response to our prior comment number 3; however we continue to believe that it is not clear, in the fourth paragraph, that a potential purchaser may decline to accept shares when they are contacted by FBR after the registration statement has become effective. We do not believe that the general statement in the second sentence of your letter is specific enough to inform investors of their right to decline to purchase shares when they are contacted after pricing. Please revise or advise.

RESPONSE:

The letter has been revised accordingly. A revised version of the letter is being provided supplementally.

Risk Factors

2.	In light of your November financial breach newly disclosed on page 75 and your previously disclosed March covenant breach, please tell us what considerations you have given to inclusion of a risk factor describing these covenant breaches; including a discussion of their affect on your current debt instruments and credit rating as well as your ability to obtain credit in the future on favorable terms or at all.

RESPONSE:

In Amendment No. 3, on page 19, the Company disclosed in a risk factor the risks associated with a covenant breach and any related default under a warehouse facility. The Company has revised this disclosure to include a discussion of the March 2004 and November 2004 financial covenant breaches. The Company does not believe that these breaches, which were waived by the lender, had any effect on its current debt instruments, credit rating or ability to obtain credit on favorable terms. This conclusion is based on the fact that the Company has been able to subsequently cure the breaches and obtain waivers, has operated profitably and has continued to service existing debt obligations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 54-85

Stock Based Compensation

3.	We note your response to our prior supplemental comment 1. Please revise your disclosure in your next amendment as follows:

•	Revise your disclosure to eliminate any discussion of a discount taken due to lack of control.

Securities and Exchange Commission

February 8, 2005

•	Revise your disclosure to clarify, if true, that the discount taken on the earnings multiples are due to differences between the Company and the comparable companies used in the analysis and that they do not represent an additional discount due to lack of marketability.

RESPONSE:

The Company has revised the disclosure accordingly. See pages 58-60.

4.	We note your new disclosure on page 75 regarding the November 2004 covenant breach related to your Countrywide Warehouse Lending facility. Please revise your disclosure in the final sentence of this paragraph to indicate whether you were in compliance in December 2004 with all of your credit facility covenants and whether you are currently in compliance with those covenants.

RESPONSE:

The Company has revised the disclosure accordingly. See page 75.

Exhibits

5.	We note that a number of exhibits listed in the exhibit table have not been filed, many of which were entered into in 2003 and 2002. Please file these exhibits with your next amendment and advise us as to why the company was unable to file these exhibits prior to commencing its roadshow. In addition, please file executed copies of your legal and tax opinions.

RESPONSE:

*

*	Confidential treatment requested by ECC Capital Corporation

Securities and Exchange Commission

February 8, 2005

We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the registration statement and will allow adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration.

Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 4, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call William J. Cernius at (714) 755-8172 or me at (714) 755-8094.

Sincerely,

/s/ JEEVAN B. GORE
Jeevan B. Gore

of LATHAM & WATKINS LLP

Enclosures

cc (via fax):	Steven G. Holder Shabi S. Asghar William J. Cernius Jay L. Bernstein Andrew S. Epstein